Stevan R. Schott Senior Vice President Chief Financial Officer 412.787.6792 412.787.4511 fax

Submitted Via EDGAR

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:	Calgon Carbon Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-10776

April 17, 2014

Dear Mr. O’Brien:

We have reviewed your April 8, 2014 letter regarding your review of the filing referenced above for Calgon Carbon Corporation (the “Company”) and provide the following responses to your comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

2013 Versus 2012, page 24

1.                                      We note that changes in your employee related and multi-employer pension plan costs materially impacted your selling, general and administration expense in fiscal year 2013 as compared to fiscal 2012.  In future filings, to the extent material, please expand your disclosure to discuss the underlying reasons for the changes in these items.

The Company acknowledges your comment and will, to the extent material, expand its disclosure regarding the underlying reasons for changes in these items within Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with the Company’s Form 10-Q for the period ending March 31, 2014.

Other, page 31

Carbon Imports, page 31

2.                                      We note your disclosure indicating in 2007, following a finding by the U.S. International Trade Commission that the domestic industry was injured by unfairly traded imports of activated carbon from China, an antidumping order imposing these tariffs was issued by the U.S. Department of Commerce requiring importers of subject activated carbon from China to make cash deposits of estimated anti-dumping duties at the time the goods are entered into the United States’ customs territory, which are subject to revision based on annual retrospective reviews conducted by the Commerce Department.  We also note your disclosure stating that you are both an importer and exporter of activated carbon, and as an importer, you have in the past, and may in the future, be required to pay anti-dumping duties resulting in a contingent liability related to the final amount of tariffs that are ultimately assessed on the imported product.  We understand that you are currently required to post a duty of $0.073 per pound when importing activated carbon from Calgon Carbon into the United States, subject to change in the future.  Please expand your disclosure to quantify, if material, the effects of these tariffs on your financial statements for each of the fiscal years presented in your annual report.  If the effects are not material, please so state.

The Company acknowledges your comment.  The Company’s analysis regarding this matter indicates that the effect of these tariffs was not material for any of the fiscal years presented in its annual report.  Therefore, in future filings, the Company will add the following statement to its disclosure of this matter:

The impact of the tariffs to the Company’s financial results was not material for the years ended 2013, 2012, or 2011, respectively.

Alternatively, if in the future the impacts of the tariff are material to the Company’s financial statements, it will expand the disclosure to quantify such effects.

Critical Accounting Policies, page 34

3.                                     Your discussion of goodwill on page 35 substantially duplicates the footnote disclosure.  Please revise this section to provide an analysis of your goodwill accounting policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding your impairment test of goodwill.

Further, we note your Activated Carbon and Service segment and your Equipment segment have both experienced declines in sales, with your Equipment segment reporting losses from operations in 2013 and 2011.  For any reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge, please provide the following:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions.  The discussion should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Discussion of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you would have provided in your Form 10-K in response to this comment.

The Company acknowledges your comment.  Despite the noted declines within the Company’s Activated Carbon and Service and Equipment segments for the periods indicated, the fair value substantially exceeds the carrying value for each of the reporting units within these segments.  The Company’s five reporting units within each of these segments have fair values that exceed their carrying values by 35% to 249%.  If in the future the fair value of any of the Company’s reporting units does not substantially exceed its carrying value, the Company will include additional disclosures as required.

In future filings the Company will expand its existing goodwill disclosure within the critical accounting policies section as follows.

The additional information to be included is underlined below.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. In accordance with guidance within Accounting Standards Codification (ASC) 350 “Intangibles — Goodwill and Other,” goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment. None of the Company’s identifiable intangible assets other than goodwill have indefinite lives.

The Company has elected to perform the annual impairment test of its goodwill, as required, on December 31 of each year by initially comparing the fair value of each of the Company’s reporting units to their related carrying values.  The Company will also perform an impairment test between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of the goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of the assets and liabilities of the unit and then computing the excess of the unit’s fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and the Company recognizes such impairment accordingly. Fair values are estimated using discounted cash flow and other valuation methodologies, such as the guideline public company method, that are based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. The Company also considers such factors as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements.  Each reporting unit periodically prepares discrete operating forecasts and uses these forecasts as the basis for assumptions used in the discounted cash flow analysis and guideline public company method.  The Company has consistently used a discount rate commensurate with its cost of capital which ranges from 10.5% to 14.0%, adjusted for inherent business risks within its respective reporting units and has consistently used a terminal growth factor of 3.0 percent.  The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analysis and guideline public company method to the Company’s overall market capitalization.  The Company has six reporting units for purposes of goodwill evaluation.  These reporting units consist of (1) the Activated Carbon and Service segment which is segregated into two regional reporting units, the Americas/Asia and Europe, (2) the Equipment segment which is segregated by technology (a) traditional carbon adsorption, (b) ultraviolet light, and (c) ion exchange, and (3) the Consumer segment which includes the charcoal cloth reporting unit. The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate.  The fair value of each of the Company’s reporting units substantially exceeds the carrying value of the reporting units at December 31, 2013.

The Company’s identifiable intangible assets other than goodwill have finite lives. Certain of these intangible assets, such as customer relationships, are amortized using an accelerated methodology while others, such as patents, are amortized on a straight-line basis over their estimated useful lives. In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable, as prescribed by ASC 360, “Property, Plant, and Equipment.”

Financial Statements and Supplementary Data, page 43

Note 17 — Contingencies, page 81

4.              We note your disclosure on page 86 that an adverse outcome related to certain contingencies “could be material to the results of operations in a particular period in which a liability is recognized.”  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.  This applies to each material matter; however, you may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

The Company acknowledges your comment.  In accordance with ASC 450-20-50, the Company will include the following disclosure beginning with its Form 10-Q for the period ending March 31, 2014:

Other

In addition to the matters described above, the Company is involved in various other legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business.  It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the loss amount is reasonably estimable.  Management is currently unable to estimate the amount or range of reasonably possible losses, if any, resulting from such lawsuits and claims.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by the Staff, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (412) 787-6792 if you should have any further questions or require additional information.

Sincerely,

CALGON CARBON CORPORATION

By:	/s/ Stevan R. Schott
Chief Financial Officer